UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Translation of registrant's name into English)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On December 29, 2025, Critical Metals Corp. (the “Company,” “our” or “we”) held its 2025 annual general meeting of stockholders (the “Annual Meeting”). At the Annual Meeting, the Company’s stockholders voted on the matters set forth below.

Proposal No. 1 - Election of Directors

Our stockholders elected Mykhailo Zhernov to serve as a Class I director. We set forth below the results of the stockholder vote for the director nominee:

Votes Cast For	Votes Cast Against	Abstentions
58,432,737	3,208,111	32,606

Proposal No. 2 - Ratification of Independent Registered Public Accounting Firm

Our stockholders ratified the appointment of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026. We set forth below the results of the stockholder vote on this proposal:

Votes Cast For	Votes Cast Against	Abstentions
61,432,428	206,078	34,948

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ John Thomas
Name:	John Thomas
Title:	General Counsel

Date: December 31, 2025

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